UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.   20549



                        SCHEDULE 13G


          UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. 10)


                     CVB FINANCIAL CORP.
_________________________________________________________________

                      (Name of Issuer)

                        COMMON STOCK
_________________________________________________________________

               (Title of Class of Securities)

                        126600 10 5
         ______________________________________________

                      (CUSIP Number)

                      December 31, 1998
_________________________________________________________________
       Date of Event Which Requires Filing of this Statement


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [x]  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 126600 105         13G                       Page 2 of 6


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     John Vander Schaaf
     ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) []
                                                       (b) []

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA


 NUMBER OF    5    SOLE VOTING POWER
  SHARES           0
BENEFICIALLY  6    SHARED VOTING POWER
 OWNED BY          938,289
   EACH       7    SOLE DISPOSITIVE POWER
 REPORTING         0
  PERSON      8    SHARED DISPOSITIVE POWER
   WITH            938,289


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     986,605 (includes 48,316 shares which Mr. Vander Schaaf has the right to acquire beneficial ownership of within 60 days after 12/31/98)


10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9)
     6.56%


12   TYPE OF REPORTING PERSON*
     IN



               *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.

(a)  Name of Issuer.
     CVB Financial Corp.

(b)  Address of Issuer's Principal Executive Offices.

     701 North Haven Avenue, Suite 350
     Ontario, California 91764

ITEM 2.

(a)  Name of Person Filing.

     John Vander Schaaf

(b)  Address of Principal Business Office or, if none, Residence.

     500 Wells Lane
     Ripon, California 95366

(c)  Citizenship.

     USA

(d)  Title of Class of Securities.

     Common Stock

(e)  CUSIP No.

     126600 10 5











                               Page 3 of 6 pages

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR
         13D-2(B), CHECK WHETHER THE PERSON IS A:

(a)  []   Broker or Dealer registered under Section 15 of the
          Act.
(b)  []   Bank as defined in section 3(a)(6) of the Act.
(c)  []   Insurance Company as defined in section 3(a)(19) of the
          Act.
(d)  []   Investment Company registered under section 8 of the
          Investment Company Act.
(e)  []   Investment Adviser registered under section 203 of the
          Investment Adviser Act of 1940.
(f)  []   Employee Benefit Plan, Pension Fund which is subject to
          the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F) (Note: See Item 7).
(g)  []   Parent Holding Company, in accordance with Section
          240.13d-1(b)(1)(ii)(G) (Note: See Item 7).
(h)  []   Group, in accordance with Section 240.13d-
          1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP.

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned.

     986,605 (includes 48,316 shares which Mr. Vander Schaaf has the right to acquire beneficial ownership of within 60 days after 12/31/98).

(b)  Percent of Class.

     6.56%

(c)  Number of shares as to which such person has:
     (i)   sole power to vote or to direct the vote

           0

     (ii)  shared power to vote or to direct the vote

           938,289

     (iii) sole power to dispose or to direct the disposition of

           0

     (iv) shared power to dispose or to direct the disposition of

           938,289

INSTRUCTION: For computations regarding securities which represent a right to acquire an underlying security, see Rule
13d-3(d)(1).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.



                                Page 4 of 6 pages

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, please check the following: [].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
         PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

     Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
         WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
         PARENT HOLDING COMPANY.

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

     Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP.

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

     Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not applicable.

ITEM 10.  CERTIFICATION.

     Not applicable.









                                Page 5 of 6 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  JANUARY 27, 1999
                                  ______________________________
                                  Date


                                  /S/ JOHN VANDER SCHAAF
                                  ______________________________
                                  Signature


                                  JOHN VANDER SCHAAF
                                  ______________________________
                                  Name/Title
























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